Exhibit G
                                 Form of Notice


         The Southern Company ("Southern"), a registered holding company, 270 Peachtree Street, NW, Atlanta, Georgia 30303, and its subsidiary companies, Alabama Power Company, 600 North 18th Street, Birmingham, Alabama 35291, Georgia Power Company, 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308, Gulf Power Company, One Energy Place, Pensacola, Florida 32520, Mississippi Power Company, 2992 West Beach, Gulfport, Mississippi 39501, Savannah Electric and Power Company, 600 Bay Street East, Savannah, Georgia 31401, Southern Communications Services, Inc., 5555 Glenridge Connector, Suite 500, Atlanta, Georgia 30342, Southern Company Energy Solutions, Inc., 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308, Southern Company Services, Inc., 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308, Southern Energy Resources, Inc., 900 Ashwood Parkway, Suite 500, Atlanta, Georgia 30338, and Southern Nuclear Operating Company, Inc., 40 Inverness Center Parkway, Birmingham, Alabama 35242, have filed an application/declaration pursuant to Sections 6(a), 7, 9(a), 10, 32 and 33 of the Act and Rules 53 and 54 thereunder.
         Southern proposes to issue and sell up to 60,000,000 additional shares of its authorized but unissued common stock, par value $5 per share, as such number may be adjusted for any share split or distribution hereafter authorized by the Commission (the "SIP Stock"), pursuant to its Southern Investment Plan (the "SIP"), up to 25,000,000 additional shares of its authorized but unissued common stock, par value $5 per share, as such number may be adjusted for any share split or distribution hereafter authorized by the Commission (the "ESP Stock"), pursuant to The Southern Company Employee Savings Plan (the "Savings Plan") and up to 3,000,000 additional shares of its authorized but unissued common stock, par value $5 per share, as such number may be adjusted for any share split or distribution hereafter authorized by the Commission (the "ESOP Stock"), in order to provide common stock to fund The Southern Company Employee Stock Ownership Plan (the "ESOP"). It is proposed that the SIP Stock, the ESP Stock and the ESOP Stock (collectively, the "Plan Stock") will be issued and sold from time to time on or prior to September 30, 2004.
                The SIP provides shareholders of record of Southern's common stock with a means of purchasing additional shares through the reinvestment of cash dividends and/or through optional cash payments. In addition, the SIP has a direct purchase feature that enables other eligible investors to become participants by making initial cash payments for the purchase of common stock. Participants may acquire additional shares of common stock by reinvesting all or a portion of their dividends and by making optional cash payments of not less than $25 per payment and not more than $150,000 per calendar year.
                Shares of common stock are purchased under the SIP, at the option of Southern, from newly issued shares or shares purchased on the open market.
                The price per share for shares purchased on the open market will be the weighted average price paid to acquire the shares, excluding broker commissions. The price per share for shares purchased from Southern with dividends will be equal to the average of the high and low sale prices on the dividend payment date. For shares purchased from Southern with cash payments, the price per share will be equal to the average of the high and low sale prices on the 10th or 25th of the month, as applicable.
                When shares are purchased from Southern and the common stock is not traded on the New York Stock Exchange on the days specified above, the price for shares purchased with dividends will be equal to the average of the high and low sale prices on the trading days immediately preceding and following the dividend payment date. For shares purchased with cash payments, the price will be the average of the high and low sales prices on the trading day immediately following the 10th or 25th. The price for shares purchased from Southern will be calculated based on sale prices as reported on the NYSE Composite Transactions as published by The Wall Street Journal.
         Southern Company Services, Inc. ("SCS") administers the SIP. SCS appoints a registered broker-dealer or bank as independent agent to purchase and sell stock on behalf of the SIP.
                All SIP shares are voted in the same manner as shares of Southern common stock registered in a participant's own name. Participants can close their SIP accounts upon written request. Southern reserves the right to suspend, modify or terminate the SIP at any time.
                The ESP Stock will be offered to employees of Southern's subsidiaries pursuant to the Savings Plan under which such employees voluntarily may contribute, through payroll deductions, any whole percentage which is not more than 16% of their compensation (base salary or wages, including all amounts by which a Participant's compensation is reduced pursuant to his salary reduction election under The Southern Company Flexible Benefits Plan) ("Voluntary Participant Contribution"). In addition, a Savings Plan member may elect to have his compensation reduced by a whole percentage which is not more than 16% of his compensation, such amount to be contributed to his account under the Savings Plan ("Elective Employer Contribution"). The maximum Voluntary Participant Contribution shall be reduced by the percent, if any, which is contributed as an Elective Employer Contribution on behalf of the Savings Plan member. The maximum Elective Employer Contributions any Participant may elect to defer under the Savings Plan in any taxable year of the Participant are subject to certain limitations under the Internal Revenue Code of 1986, as amended. Each employing company currently contributes, on behalf of each of the Savings Plan members in its employ, an amount equal to 75% of the member's Voluntary Participant Contribution, plus the Elective Employer Contribution made on his behalf, to the extent such contributions, when combined, do not exceed 6% of his compensation.
                Merrill Lynch Trust Company of Florida acts as Trustee for the trust which is part of the Savings Plan, and the Savings Plan is administered by the Savings Plan Committee consisting of three officers of Southern.
                Each Savings Plan member must direct that his contributions be invested in one or more of several funds, including a Southern Company Stock Fund consisting of Southern's common stock. All employer matching contributions are initially invested in the Southern Company Stock Fund.
                Investment purchases by the Trustee for the funds may be made either on the open market or by private purchase, provided that no private purchase may be made of common stock of Southern at a price greater than the last sale price or the highest current independent bid price, whichever is higher, for such stock on the New York Stock Exchange, plus an amount equal to the commission payable in a stock exchange transaction if such private purchase is not made from Southern. The Trustee may purchase common stock of Southern directly from Southern under the SIP or under any other similar plan made available to holders of record of shares of common stock of Southern, at the purchase price provided for in such plan.
                Southern states that the exact number of shares of ESOP Stock to be issued by Southern will be determined by the aggregate amount of contributions to be invested by the trust established pursuant to the ESOP (the "ESOP Trust") and the purchase price per share of Southern's common stock determined as set forth below.
                The purpose of the ESOP, which was originally effective January 1, 1976 and was last amended and restated effective as of January 1, 1997, is to enable eligible employees of SCS and other affiliates or subsidiaries of Southern that adopt the ESOP (the "Employing Companies") to share in the future of Southern, to provide participants with an opportunity to accumulate capital for their future economic security, and to enable participants to acquire Southern common stock. All of the current Employing Companies are applicants in this proceeding.
                The ESOP permits the Employing Companies to contribute cash or common stock in an amount or under such formula as SCS shall determine in its sole and absolute discretion. Participant contributions are neither required nor permitted under the ESOP.
                It is anticipated that the contributions by the Employing Companies to the ESOP Trust generally will be made in cash. However, if a contribution consists of ESOP Stock, the number of shares contributed will be determined by the market value of the shares, as determined by SCS. The purchase price per share of ESOP Stock acquired from Southern by the ESOP Trust with cash contributions shall be the market value thereof as determined by SCS.
                Under the ESOP, the ESOP Trust is required to reinvest cash dividends paid on shares of Southern's common stock allocated to a participant's account in additional shares of common stock, unless the participant elects to have such cash dividends distributed to him currently or the Employing Company distributes cash dividends in order to qualify such distribution for a tax deduction under the 1986 Code. In reinvesting any cash dividends, the ESOP Trust may purchase common stock under the SIP (at the price provided for in such plan), on the open market or by private purchase, including purchases directly from Southern.
                Southern states that the proceeds from the sale of the Plan Stock will be used by Southern to acquire the securities of associate companies and interests in other businesses, including interests in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), all in any transactions permitted under the Act, and for other general corporate purposes. Southern does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs.